

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 5, 2017

Via E-mail
Tito Botelho Martins Junior
Chief Executive Officer
VM Holding S.A.
26-28 rue Edward Steichen
L-2540, Luxembourg
Grand Duchy of Luxembourg

> **Re: VM Holding S.A.**
> **Registration Statement on Form F-1**
> **Filed September 21, 2017**
> **File No. 333-220552**

Dear Mr. Martins:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2017 letter.

Risk Factors - We may not pay any cash dividends or other distributions . . ., page 55

1. Please disclose your ability to pay dividends and other distributions as of the date of your most recent financial statements based on restrictions imposed by Luxembourg law, your articles of association, etc. For example, based on your disclosure on page 61 that as of June 30, 2017 your legal reserve was zero, it appears that you would not be able to pay dividends. Clarify what other types of distributions you may pay, such as share premium reimbursements or share capital reductions, and the amount available in your reserves for such distributions. Also describe the factors that the board plans to consider in paying share premium reimbursements. We note, for example, the disclosure in the penultimate paragraph on page 61. Make similar revisions under Dividend Policy on page 61.

2. Describe the contractual restrictions on your ability to pay dividends and other distributions. We note your disclosure on page 62 that there are no material contractual restrictions on your subsidiaries' ability to make distributions to you.

Dividend Policy, page 61

3. We note your response to comment 5. Please disclose how you intend to calculate the 2% average market capitalization and whether the dividends would be declared in U.S. dollars. Consider providing an example based on the formula you plan to use. Also explain whether dividends per share would be the same in all countries where your common shares will be listed.

4. Please describe any procedures for nonresident holders to claim dividends. Also, identify the financial organizations which will be the paying agents of the company. See Part I, Item 10.F of Form 20-F.

Description of Share Capital – Distributions, page 275

5. Please describe the material provisions of your articles of association regarding the issuance and distribution of share premiums.

Differences in Corporate Law, page 276

Distributions and Repurchase of Shares, page 282

6. Please describe the Luxembourg law regarding premium share repurchases.

Taxation, page 284

7. Under "Luxembourg Withholding Tax—Share capital reductions or share premium reimbursements," please explain how the first requirement that "VMH has no distributable reserves, retained earnings or profits recognized in its standalone statutory accounts prepared under Luxembourg GAAP" is calculated. Also disclose the current amounts held in such accounts as of the date of your most recent financial statements. Please describe in greater detail the provision relating to "motivated by genuine economic reasons."

8. Under "Luxembourg Withholding Tax—Distributions to Shareholders," please clarify whether U.S. Holders are subject to the Luxembourg withholding tax. If so, disclose whether the company assumes responsibility for the withholding of tax at the source. Also explain whether U.S. Holders may have an exemption under the domestic exemption or a reduction of Luxembourg withholding tax due to a bilateral agreement between Luxembourg and the U.S. Please describe the applicable material provisions of

any reciprocal tax treaties between Luxembourg and the U.S. See Part I, Item 10.E of Form 20-F.

Exhibit 5.1 - Legal Opinion

9. We note the disclosure in section 5 that the opinion is "addressed to and is solely for the benefit of the Issuer." Please revise to remove the limitation on reliance. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

10. We note the assumption in Schedule 3 that "the Issuer is not subject to bankruptcy." The opinion should not assume any material facts underlying the opinion or any readily ascertainable facts. Please revise. See Section II.B.3.a of Staff Legal Bulletin No. 19.

11. We note the statement in section 1.1 that "this Opinion Letter may therefore only be relied upon under the express condition that any issues of interpretation arising thereunder will be governed by Luxembourg law." Please delete. The obligation to file this opinion arises under U.S. law, and it is inappropriate for counsel to include a provision that may operate as a disclaimer or waiver of rights. See Securities Act Section 14.

Notes to the condensed consolidated unaudited interim financial statements
2.1 Basis of preparation
(i) Compliance with IFRS, page F-11

12. Please tell us why your pro forma adjustment was recorded in share premium payable instead of cash and cash equivalents, which is how it is reflected in your capitalization disclosure on page 63.

13. Please tell us what consideration you have given to providing pro forma per share data for the latest year and interim period giving effect to the number of shares whose proceeds in excess of current period earnings would be necessary to pay the $290 million of share premium reimbursements.

Notes to the combined consolidated financial statements

General

14. Please disclose the amount of retained earnings or net income that is restricted or free of restrictions for payment of dividends as required by Rule 4-08(e)(1) of Regulation S-X.

17 Intangible assets, page F-100

15. We acknowledge your response to comment 18. Your 5% average annual amortization rate for rights to use natural resources appears to equate to a 20 year useful life. Please

tell us how you determined that this useful life was appropriate and how you considered the 10 year remaining average estimated life of mine, per page three, in reaching your conclusion.

31 Net financial results, page F-119

16. In footnote (i) you state that from July 2016 you designated this debt as a hedging instrument, with the foreign exchange impact recognized in equity. It appears that this statement is no longer relevant due to your correction of an error as discussed in footnote 2.1.1. Please revise your disclosure accordingly here and elsewhere.

36 Earnings per share, page F-125

17. You state that basic earnings per share information relating to 2016, 2015, and 2014 have been retroactively adjusted for the share premium distribution which will occur in 2017, as appropriate. Please tell us the specific share premium distributions you are adjusting for, the basis for your accounting and how you are treating such distributions in your interim amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joanna Lam at (202) 551-3476 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact George Schuler at (202) 551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Alejandro Canelas Fernandez, Esq.
        Cleary Gottlieb Steen & Hamilton LLP